

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Todd Harris, Ph.D.
President and Chief Executive Officer
Tyra Biosciences, Inc.
2333 State Street, Suite 201
Carlsbad, CA 92008

> **Re: Tyra Biosciences, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 2, 2021**
> **CIK No. 0001863127**

Dear Dr. Harris:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Filed on Form S-1

Risk Factors
Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay., page 29

1. We note your amended disclosure that you "intend to change the delivery vehicle we use in our formulation for TYRA-300 from polyethylene glycol 400 to a cyclodextrin based vehicle" and that "[t]his change in formulation may result in effects and results that are different from those observed in our completed preclinical studies to date." Please provide more information about this change in a relevant portion of your business section and explain whether you believe your comparisons to erdafitinib and pemigatinib, which you previously addressed in response to comment number 7, are still appropriate.

      You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew T. Bush